CLAUDIA J. MCDOWELL ATTORNEY AT LAW
27430 Riverside Lane
Valencia CA 91354
(818) 359-5909
(818) 475-1819 Facsimile

December 23, 2009

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C.   20549

Attention: Ronald E. Alper, Esq., Division of Corporate Finance

Re:	Crown Equity Holdings, Inc.
Preliminary Information Statement on Schedule 14C
Filed November 6, 2009
Form 10-K for the year ended December 31, 2008
Filed March 11, 2009
Form 10-Q for the Periods Ended September 30, June 30 and March 31, 2009
Filed November 12, August 7 and May 13, 2009, respectively
File No. 000-29935

Dear Mr. Alper:

In response to your letter of November 30, 2009 regarding the above-referenced issuer, Crown Equity Holdings, Inc. (the "Company"), please be advised that the Company is responding to the Staff’s comments in this letter.  As requested in your letter, this letter references where each response to your specific comment was made in each respective filing.  For ease of reference, we have followed the numbering format of your letter in responding:

Preliminary Information Statement on Schedule 14C

Purposes of Amendments of Certificate of Incorporation, page 3

1.  You state "the company is engaged in the business of providing financial public relations services."  Please clarify and provide specificity in light of the statement on your website:  "However, the company has re-focused its primary vision to that of an online media advertising awareness publisher, focused on serving the needs of the clients, as well as being dedicated to the distribution of quality branding information."

RESPONSE:

The Preliminary Information Statement has been revised to clarify that the Company, in addition to providing financial public relations, also disseminates press releases and other news through its websites.

Stockownership/Principal Shareholders Equity, page 4

2.           You indicate that Crown Marketing Corp. is a 61.14% shareholder.  Your Form 10-K for the fiscal year ended December 31, 2008 indicates that Crown Partners, Inc. is a 63.69% shareholder.  Please clarify or advise.

RESPONSE:

Crown Partners, Inc. was a 63.69% shareholder as of December 31, 2009.  In August, 2009, Crown Partners, Inc. sold its shares of the Company to Crown Marketing Corp.  As a result of subsequent issuances of stock since December 31, 2008, the percentage of ownership of the shares acquired by Crown Marketing from Crown Partners was reduced from 63.69% to 61.14% and as of today's date, to 60.48%.  This percentage has been revised in the Information Statement.

3.           Please clarify the disclosure in the table to indicate whether it includes shares each person has a right to acquire within 60 days.  See Item 403 of Regulation S-K.

RESPONSE:

The information in the table has been revised to indicate that the percentages of ownership include any shares which each person has the right to acquire within 60 days of the date of the Statement.

Management/Executive Officers, page 5

4.           Please describe the principal business of the corporations or other organizations listed in the biographical information of each of your directors and executive officers if not clear from the business name.  Please also ensure that your disclosure includes a description of the business experience of each director and executive for the past five years or clarify your disclosure by adding dates or duration of employment.  See Item 401(c) of Regulation S-K.

RESPONSE:

The biographical information has been revised to comply with your comment.

Amendment and Restatement of Articles of Incorporation, page 7

5.           With regard to the proposed amendments to your articles of incorporation to authorize the company to issue shares of preferred stock, please revise to discuss the reason(s).  See Item 1 of Schedule 14C and Item 11 of Schedule 14A.

RESPONSE:

The Information Statement has been revised to discuss the reasons for the authorization of shares of preferred stock in compliance with your comment.

6.           Please augment your disclosure to indicate that authorizing the issuance of preferred stock could have the effect of delaying or preventing a change of control of you or management, and any other effects the proposed addition may have on current shareholders.  Refer to SEC Release 34-15230 (October 13, 1978).

RESPONSE:

The disclosure concerning the authorization of preferred stock has been augmented to address potential anti-takeover implications as well as other implications.

7.           With regard to the change in the articles related to the company entering into contracts with its directors and with firms in which any of its directors are shareholders, etc., please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required pursuant to Item 404(b) of Regulation S-K.

RESPONSE:

Please see the revised discussion which sets forth the parameters and conditions under which the Board of Directors will approve agreements between it and any interested directors.

8.           With regard to the addition of the article permitting the Board of Directors to authorize and declare stock splits, please discuss in greater detail the reasons you are recommending this change.  Please clarify whether any reverse stock split would be the first step in a going private transaction.  If not, please affirmatively state that this proposal is not a first step in a going private transaction and this action will not trigger your compliance with our going private rules.

RESPONSE:

The Company does not intend to go private and has revised its discussion to affirmatively state so.  The Company intends to add this provision due to changes in the Nevada Revised Statutes which requires corresponding reduction in authorized capital in cases of reverse split without prior shareholder approval.  The Company has no present plans to announce or implement a reverse stock split.

Form 10-K for the Fiscal Year Ended December 31, 2008

9.           Your Form 10-K is not signed as provided in the Form.  We note that it has been signed by the registrant in accordance with Rule 12b-25.  However, it must also be signed in accordance with the Form 10-K.  In the regard, the report must also be signed on behalf of the registrant by its principal executive officer or officers, its principal financial officer or officers, and its controller or principal accounting officer.  See Form 10-K, General Instructions D.(2) and the instructions for signatures.  Please revise.

RESPONSE:

An amended Form 10-K is being filed which the appropriate signatures in compliance with Form 10-K and this comment.

Exhibits

Exhibit 31.1

10.         The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In this regard, you did not use the certification for Form 10-K.  Please revise.

RESPONSE:

As part of the amended 10-K, the certifications have been revised to comply with this comment.

Form 10-Q for the Periods Ending September 30, June 30 and March 30, 2009

Item 4T: Controls and Procedures, page 11

Changes in Internal Controls over Financial Reporting, page 11

11.          We note your disclosure in your September 30 and June 30, 2009 Form 10-Qs that "[e]xcept as noted above, there have been no changes in our internal control over financial reporting … that occurred during our first quarter …"  Please revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected or are reasonably likely to materially affect, your internal control over financial reporting.  Please revise.

RESPONSE:

Item 4T has been revised to reflect that there were no changes in internal controls that materially affected or are reasonably likely to materially affect the company's internal controls over financial reporting during either quarter.

Exhibit 31.1

12.          The certifications must correspond exactly to those set forth in Item 601(b)(31) of Regulation S-K.  In this regard, you did not use the form of certification for Form 10-Q.  Please revise.

RESPONSE:

Amended Forms 10-Q for March 31, June 30 and September 30, 2009 have been filed with the proper form of certifications in response to this comment.

In connection with the Company’s responses to your comments, please be advised that the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me with any questions.

Sincerely,

CLAUDIA J. MCDOWELL ATTORNEY AT LAW

/s/ Claudia McDowell

CLAUDIA J. MCDOWELL

/CJM
cc:	Crown Equity Holdings, Inc.
Malone & Bailey, PC